

03026084

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Form 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

PROCESSED
JUL 03 2003
THOMSON FINANCIAL

For the transition period from ____________________ to ____________________

Commission file number 0-21742

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

STOLT OFFSHORE INC. 401(k) PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Stolt Offshore S.A.
c/o Stolt Offshore M.S. Ltd.
1st Floor Dolphin House
Windmill Road
Middlesex, TW16 7HT, England

Stolt Offshore, Inc. 401(k) Profit Sharing Plan and Trust

Financial Statements As of December 31, 2002 and 2001 and for the Year Ended December 31, 2002, Supplemental Schedules for the Year Ended December 31, 2002, and Independent Auditors' Report

STOLT OFFSHORE, INC.
401(K) PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
Suite 2300
333 Clay Street
Houston, Texas 77002-4196

Tel: (713) 982-2000
Fax: (713) 982-2001
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Stolt Offshore, Inc.
401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Stolt Offshore, Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Stolt Offshore, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated May 21, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, of the Stolt Offshore, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2002, and for the year then ended, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2002, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 12, 2003

Below is a copy of the report previously issued by Arthur Andersen LLP, the Stolt Offshore, Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") former independent public accountants, related to the Plan's financial statements as of December 31, 2001 and 2000 and for the year ended December 31, 2001. Arthur Andersen ceased operations in 2002 and is unable to issue an updated report. Certain financial statements covered by this report have not been included in the accompanying financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator
of the Stolt Offshore, Inc.
401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Stolt Offshore, Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas
May 21, 2002

STOLT OFFSHORE, INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
INVESTMENTS - At fair value	$ 12,546,217	$ 16,641,693
NET ASSETS AVAILABLE FOR BENEFITS	$ 12,546,217	$ 16,641,693

See notes to financial statements.

STOLT OFFSHORE, INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

ADDITIONS:	
Investment income	$ 201,490
Contributions:	
Employee	2,374,245
Employer	587,547
Total additions	3,163,282
DEDUCTIONS:	
Employee withdrawals	1,670,180
Administrative expenses	53,734
Net decrease in fair value of investments	5,534,844
Total deductions	7,258,758
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(4,095,476)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	16,641,693
End of year	$ 12,546,217

See notes to financial statements.

STOLT OFFSHORE, INC.
401(K) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001 AND
FOR THE YEAR ENDED DECEMBER 31, 2002

1. PLAN DESCRIPTION

The following brief description of the Stolt Offshore, Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering substantially all full time employees of Stolt Offshore, Inc. and its subsidiaries (collectively the "Company") who are the age of eighteen or older, except employees who are covered under a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company has adopted the Tax-Favored Savings Plan and Trust Agreement Prototype Number 06 (the "Prototype") sponsored by Transamerica Life Insurance and Annuity Company ("Transamerica").

Administration - The Plan is administered by a Plan committee (the "Plan Administrator") consisting of the three named trustees of the Plan (the "Trustees"). Transamerica and Investors Bank and Trust are the asset custodians. Diversified Investment Advisors ("Diversified") is the record keeper.

Contributions - Participants may make contributions of 2% to 25% (15% in 2001) of pretax annual compensation through payroll deferrals. Various provisions of the Internal Revenue Code may limit contributions of some highly compensated employees. All contributions are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. The Company contributes a matching amount equal to 50% of elective contributions invested in the Stolt Offshore S.A. Common Stock Fund or a matching amount equal to 40% of elective contributions invested in funds other than the Stolt Offshore S.A. Common Stock Fund. The Company matching contribution shall not exceed 6% of compensation deferred by a participant. The Company may elect to make a discretionary, non-matching contribution allocated to each eligible employee's non-matching contribution account regardless of the status of participation in elective contribution accounts. The board of directors of the Company did not elect to make a discretionary contribution for 2002.

Participants' Accounts - Contributions are invested as directed by the participant into various mutual funds and the common stock of Stolt Offshore S.A. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA. Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings and are charged with investment advisory and other fees by Transamerica. Allocation of earnings is based on account balances, as defined by the Plan. All other expenses of administering the Plan are borne by the Company.

Vesting - Participants are 100% vested at all times in their own contributions, plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of continuous service. A participant becomes vested on a graduated schedule, and is 100% vested after five years of credited service as follows:

Years of Service	Vested Percentage
1	0%
2	20%
3	40%
4	80%
5	100%

In general, a participant will be deemed to have completed one year of service for each 6-month period during which the participant completes at least 1,000 hours of service.

Distributions - On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account either in a life annuity, a lump sum or monthly installments.

Hardship withdrawals of a participant's elective contributions are allowed in the event of immediate and heavy financial need, as defined by the Plan. Only one hardship withdrawal may be taken in any 12-month period. Participant contributions are suspended for 12 months after the receipt of a hardship withdrawal.

Loans - Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates determined by the Plan trustees that are commensurate with prevailing interest rates for similar transactions. Principal and interest is repaid on an after tax basis through payroll deductions. Loan receipts will be reinvested based on the participant's investment election for deferrals and additional deferrals at the time of repayment.

Forfeitures - Upon termination of employment, participants' nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or administrative expenses otherwise payable by the Company. For the year ended December 31, 2002, forfeitures totaled $66,014, of which, $53,079 were utilized to reduce contributions. Earnings on the forfeitures account for 2002 amounted to $6,163. As of December 31, 2002 and 2001, net assets available for benefits included $256,349 and $237,251, respectively of unutilized forfeitures.

Plan Termination - Although it has not expressed any intention to do so, the Company may terminate the Plan at any time subject to the provisions of the ERISA. In the event the Plan is terminated, each participant shall become 100% vested in their employer contributions, plus any earnings accrued thereon, as of the date of termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements are prepared on the accrual basis of accounting.

Investment, Valuation and Income Recognition - Shares of registered investment companies are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Stolt Offshore S.A. common stock is valued based on the quoted market price. Participant loans are stated at cost, which approximates fair value. The sale or purchase of securities is recorded on the trade date. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. The net decrease in fair value of investments consists of the net change in both the unrealized appreciation (depreciation) in fair value of investments and the net realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

At December 31, 2001, the Plan held investments in pooled separate accounts and a guaranteed investment contract ("GIC"). These investments were sold during 2002. The pooled separate accounts are stated at fair value based on the quoted market value of the underlying assets. For the year ended December 31, 2001, certain of the pooled separate accounts may have utilized foreign currency exchange contracts and/or invested in future contracts.

The GIC is not fully benefit-responsive and is recorded at fair value. The crediting interest rate as of December 31, 2001 was 4% and the average yield for the year ended December 31, 2001 was 5.21%.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from such assets and liabilities during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties - The Plan provides for various investments, at the election of the participant, in mutual funds, including a fund exclusively holding Stolt Offshore S.A. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

3. INVESTMENTS

The following presents the fair values of investments that represent 5% or more of the Plan's net assets as of:

	December 31, 2002	December 31, 2001
Diversified Money Market Fund	$3,569,293	
Transamerica Premier Balanced Fund	1,377,062	
Diversified Stock Index Fund	969,905	
Oppenheimer Capital Appreciation Fund	803,658	
Transamerica Premier Equity Fund	1,841,667	
Oppenheimer Global Fund	899,864	
Stolt Offshore S.A. Common Stock Fund	1,178,536	
Transamerica Balanced Fund		$1,426,632
Transamerica Equity Fund		2,655,527
Transamerica Equity Index Fund		1,234,906
TA Janus Worldwide Fund		1,224,545
Transamerica Stable Value Fund		3,678,859
Stolt Offshore S.A. Common Stock		3,483,625

4. FEDERAL INCOME TAX STATUS

Effective January 1, 1988, the Plan was amended and restated by adoption of the Prototype which has subsequently been amended. On February 25, 1993, the Prototype obtained its latest determination letter in which the IRS stated that the Prototype, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the "Code"). In the opinion of the Plan administrator, the Plan, through its adoption of the Prototype, is designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust was tax-exempt as of December 31, 2002 and 2001.

5. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are mutual funds managed by Transamerica and Diversified, including Stolt Offshore S.A. Common Stock Fund. Transamerica and Diversified are the asset custodian and record keeper for the Plan, respectively, and the Plan sponsor is a subsidiary of Stolt Offshore S.A; therefore, investments in Transamerica and Diversified funds, as well as investments in the Stolt Offshore S.A. Common Stock Fund qualify as party-in interest transactions.

* * * * * *

STOLT OFFSHORE, INC.
401(k) PROFIT SHARING PLAN AND TRUST

SCHEDULE H; LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR), DECEMBER 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Diversified Money Market Fund	Registered Investment Company	(1)	$ 3,569,293
	Dreyfus Premier Core Bond Fund	Registered Investment Company	(1)	269,257
*	Diversified Short Horizon Fund	Registered Investment Company	(1)	162,778
*	Diversified Intermediate Horizon Fund	Registered Investment Company	(1)	211,859
*	Diversified Long Horizon Fund	Registered Investment Company	(1)	191,937
*	Transamerica Premier Balanced Fund	Registered Investment Company	(1)	1,377,062
*	Diversified Stock Index Fund	Registered Investment Company	(1)	969,905
*	Diversified Mid Cap Value Fund	Registered Investment Company	(1)	13,008
	Fidelity Advisor Mid Cap Fund	Registered Investment Company	(1)	549,944
	Oppenheimer Capital Appreciation Fund	Registered Investment Company	(1)	803,658
*	Transamerica Premier Equity Fund	Registered Investment Company	(1)	1,841,667
*	Transamerica Premier Aggressive Growth Fund	Registered Investment Company	(1)	55,922
	Oppenheimer Global Fund	Registered Investment Company	(1)	899,864
*	Transamerica Premier Growth Opportunities Fund	Registered Investment Company	(1)	3,797
	AIM Small Cap Growth Fund	Registered Investment Company	(1)	3,674
*	Diversified International Equity Fund	Registered Investment Company	(1)	1,736
	Franklin Real Estate Securities Fund	Registered Investment Company	(1)	61,999
*	Stolt Offshore S.A. Common Stock Fund	Company parent common stock	(1)	1,178,536
	Participant Loans	Loans to participants	(1)	380,321
	TOTAL			$ 12,546,217

*Party-in-interest

(1) Cost information has been omitted because all investments are participant-directed.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Stolt Offshore, Inc. 401(k) Profit Sharing Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STOLT OFFSHORE, INC. 401(K) PROFIT SHARING PLAN AND TRUST

By /s/ Mark A. Waddell 

Mark A. Waddell
Human Resources Director
Stolt Offshore, Inc. Plan Administrator

June 30, 2003

EXHIBIT 23.2

NOTICE REGARDING CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

Section 11(a) of the Securities Act of 1933, as amended (the "Securities Act"), provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of registration statement or as having prepared any report for use in connection with the registration statement.

Stolt Offshore, Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") dismissed Arthur Andersen LLP ("Arthur Andersen") in 2002 as its independent public accountants. Arthur Andersen has ceased operations and, as such, is unable to consent to the incorporation by reference of their previously issued audit report with respect to the Plan's financial statements as of December 31, 2001 and 2000 and for the year ended December 31, 2001 into the Plan's previously filed registration statement File No. 33-74321.

Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Form 11-K, which is incorporated by reference into the above listed registration statement, without a written consent from Arthur Andersen. As a result, with respect to transactions in Stolt Offshore S.A. securities pursuant to the Registration Statements that occur subsequent to the date this Form 11-K is filed with the Securities and Exchange Commission, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions of a material fact required to be stated therein. Accordingly, investors would be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act.

EXHIBIT 99.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) (the "Act"), I, Mark A. Waddell, Human Resource Director of Stolt Offshore, Inc. (the "Company"), hereby certify, to the best of my knowledge:

(a) the Stolt Offshore, Inc. 401(k) Profit Sharing Plan and Trust's Annual Report on Form 11-K for the period beginning January 1, 2001 through December 31, 2002 (the "Report"), fully complies with the requirements of Section 15(d), as applicable, of the Securities Exchange Act of 1934; and

(b) the information contained in the Report fairly presents, in all material respects, the net assets available for plan benefits, and the changes in net assets available for plan benefits of the Stolt Offshore, Inc. 401(k) Profit Sharing Plan and Trust for the period beginning January 1, 2002 through December 31, 2002.



Date: June 30, 2003

/s/ Mark A. Waddell
Mark A. Waddell
Human Resources Director
Stolt Offshore, Inc. Plan Administrator

The foregoing Certification is being furnished solely pursuant to Section 906 of the Act and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.